

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Leo F. Wells, III
President and Director
Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092

      Re: **Wells Timberland REIT, Inc.**
              Annual Report on Form 10-K
              Filed March 19, 2012
              File No. 000-53193

Dear Mr. Wells:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel